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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            LITTLE SWITZERLAND, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  537528 10 1
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








SEC 1745 (2/92)

CUSIP No. 537528 10 1                  13G


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Town & Country Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]
                                                      (b) [ ]

3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5  SOLE VOTING POWER

               318,962

     6  SHARED VOTING POWER

               --

     7  SOLE DISPOSITIVE POWER

               166,745

     8  SHARED DISPOSITIVE POWER

               152,217

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               318,962

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               3.8%

12 TYPE OF REPORTING PERSON*

               CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13G


Item 1(a).     Name of Issuer

               Little Switzerland, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               161-B Crown Bay Cruise Ship Port
               St. Thomas, U.S.V.I. 00802

Item 2(a).     Name of Person Filing.

               Town & Country Corporation

Item 2(b).     Address of Principal Business Office or, if none, Residence.

               25 Union Street
               Chelsea, MA 02150

Item 2(c).     State of Incorporation.

               Massachusetts

Item 2(d).     Title of Class of Securities.

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number.

               537328 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable.

Item 4.        Ownership.

               (a) Amount Beneficially Owned:  318,962

               (b) Percent of Class:  3.8%

               (c) Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote:
                        318,962

                  (ii)  shared power to vote or to direct the vote:
                        None

                  (iii) sole power to dispose or to direct the disposition of:
                        166,745

                  (iv)  shared power to dispose or to direct the disposition of:
                        152,217

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1994


                                   TOWN & COUNTRY CORPORATION


                                   By: /s/ Robert C. MacCready
                                       Robert C. MacCready
                                       Vice President and
                                       Corporate Controller